Filed by LogMeIn, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: LogMeIn, Inc.

(Commission File No. 001-34391)

This filing relates to a proposed business combination involving

LogMeIn, Inc., Citrix Systems, Inc. and GetGo, Inc.

A link to the following article published by Redmond Magazine was posted on the website of LogMeIn, Inc. on August 10, 2016.

GoTo and LogMeIn Merger Eyeing Identity and Telephony Markets

•	By Kurt Mackie

•	08/03/2016

The business collaboration and online meetings markets will get a consolidation of sorts with the merger of Citrix’s GoTo products with LogMeIn products, forming a new business entity.

The estimated $1.8 billion deal, announced last week, is being described as creating one of the biggest software-as-a-service (SaaS) companies. The deal is a merger that’s based on a Reverse Morris Trust transaction. Under the terms, Citrix is spinning off its GoTo online meetings service to form a new company with LogMeIn. Citrix’s shareholders get a slight majority stake in the deal.

The two companies aren’t in altogether overlapping markets. LogMeIn is known for its remote service tools used by IT pros, while Citrix is known for its virtualization products. LogMeIn’s main products include Pro (a remote access solution), Central (an IT management tool), Rescue (for remote client support) and LastPass (a password management solution). Citrix, a steadfast Microsoft partner, makes XenApp and XenDesktop virtual desktop infrastructure solutions for Windows apps, XenMobile for mobile device management, ShareFile for file sync services and NetScaler for network infrastructure support, among other products, but its GoTo product is the one being spun off.

Citrix had announced plans to spin off GoTo about eight months ago. Its GoTo online meetings solution was generating revenue, but wasn’t considered to be strategic with Citrix’s virtualization products, and was even getting some competition from LogMeIn, according to a report by 451 Research.

“Despite generating $629m in revenue last year, GoTo was ultimately deemed a distraction to adequately exploiting new revenue gain and share across Citrix’s strategic virtualization, networking and app delivery products,” 451 Research’s report explained.

In a conference call, Bill Wagner, LogMeIn’s president and CEO, told financial analysts that the two companies’ products “overlap around meetings” but are “built for different use cases.” He explained that LogMeIn’s Join.me service is designed to support “ad hoc meetings and collaborations” while “GoToMeeting is really a professional meeting platform with a broad feature set that includes conference calling, webinars and training capabilities,” according to a transcript of the call (PDF). Wagner implied that LogMeIn’s solutions would target the collaboration market while GoToMeeting’s solutions would compete in the online business meetings space. Some consolidation and cuts, though, seemed to be implied with the merger announcement.

The merger will combine the two companies’ capabilities to address their current combined “2 million customers,” Wagner said.

“I expect all of our users to benefit from these innovations, whether we are talking about some of our larger customers like Microsoft and HP, who use our software to support millions of their customers, small and medium businesses who rely on our products to increase productivity of their employees, or our nearly 8 million free users who rely on our products to make their life easier every day,” he added.

The new company will pursue emerging markets in “cloud-based telephony, identity, as well as IoT [Internet of Things],” according to a press release by the companies. Rob Bradley, LogMeIn’s vice president of investor relations, indicated during the conference call with analysts that the combined company would obtain “a meaningful foothold in cloud-based telephony with GoTo’s great Grasshopper business, which they acquired last year.” Grasshopper is a cloud-based service that provides management over cell phone numbers for business purposes.

The newly merged company will face traditional SaaS vendor competition from Microsoft and Cisco, according to the 451 Research’s analysis. There also will be collaboration tools competition with Bomgar. Work in the collaboration, identity and access management, and cloud-based telephony areas could spur new competition as well. For instance, there’s potential competition with Tropo, Twilio, Atlassian, Facebook, Line, Octa and Ping Identity, according to 451 Research.

The deal was unanimously approved by Citrix and LogMeIn’s boards, but it still awaits regulatory approvals. It’s expected to close in Q1 2017. Wagner will be the president and CEO of the new company, yet unnamed, which will be based in Boston.

About the Author

Kurt Mackie is senior news producer for the 1105 Enterprise Computing Group.

Forward-Looking Statements

This communication contains “forward-looking statements” concerning LogMeIn, Inc. (“LMI”), Citrix Systems, Inc. (“Citrix”), GetGo, Inc. (“GetGo”), the proposed transactions and other matters. All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the current expectations, beliefs and assumptions of the management of LMI, Citrix and GetGo concerning future developments, business conditions, the Company’s plans to issue dividends in connection with the transaction, and their potential effects. There can be no assurance that future developments affecting the parties will be those that the parties anticipate.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that LMI’s stockholders may not approve the issuance of the Company common stock in connection with the proposed merger, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger, including Citrix’s distribution of the shares of GetGo, may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed transactions, (6) failure to realize the estimated synergies or growth from the proposed transactions or that such benefits may take longer to realize than expected, (7) risks related to unanticipated costs of integration of GetGo by LMI, (8) the effect of the announcement of the proposed transactions or the consummation of the proposed transactions on the ability of LMI and Citrix to retain and hire key personnel and maintain relationships with their key business partners and customers, and on their operating results and businesses generally, (9) the length of time necessary to consummate the proposed transactions, (10) adverse trends in economic conditions generally or in the industries in which the LMI and Citrix operate, (11) adverse changes to, or interruptions in, relationships with third parties unrelated to the announcement, (12) LMI’s ability to compete effectively and successfully and to add new products and services, (13) LMI’s ability to successfully manage and integrate acquisitions, (14) the ability to attract new customers and retain existing customers in the manner anticipated, (15) unanticipated changes relating to competitive factors in the parties’ industries, and (16) the business interruptions in connection with the LMI’s technology systems. Discussions of additional risks and uncertainties are contained in LMI’s, Citrix’s and GetGo’s filings with the U.S. Securities and Exchange Commission (the “SEC”). None of LMI, Citrix or GetGo is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction, LogMeIn and GetGo intend to file registration statements with the SEC. LogMeIn will also file a proxy statement. Citrix stockholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and LogMeIn stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about LogMeIn, GetGo, Citrix and the proposed transactions. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transactions (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Citrix upon written request to Investor Relations, 851 Cypress Creek Road, Fort Lauderdale, FL 33309, or by calling (954) 229-5758 or upon written request to LogMeIn, Investor Relations, 320 Summer Street, Boston, MA 02210 or by calling (781) 897-0694.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of LogMeIn. However, LogMeIn, Citrix and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of LogMeIn in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of LogMeIn in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the [proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Citrix may be found in its Annual Report on Form 10-K filed with the SEC on February 18, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 29, 2016. Information about the directors and executive officers of LogMeIn may be found in its Annual Report on Form 10-K filed with the SEC on February 19, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 8, 2016.